Mail Stop 3561
	July 8, 2005

Ted Burylo, President
Azzoro, Inc.
C/o Empire Stock Transfer Inc.
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, FL 89128

	Re:	Azzoro, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed May 13, 2005
	File No. 333-118262

Dear Mr. Burylo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Table of Contents, page 4
1. It appears that the page numbers listed here do not correspond to the actual page numbers in the prospectus. For example, you list section "Description of Business" as beginning on page 20;
however,
this section begins on page 18.  Please reconcile accordingly.

Summary, page 5
2. Please add a separate paragraph which indicates the absence of a public market for the common shares and briefly explains how the absence of a public market impacts liquidity.

Risk Factors, page 6

If we do not obtain additional financing..., page 6
3. We note your disclosure that your business plan calls for "significant expenses" in connection with the exploration of the Surprise Lake property. We also note your estimate that the initial exploration is estimated to cost $15,000. Please, however, expand your disclosure, here and in your plan of operations, to quantify the additional amount of financing needed to determine whether the property contains economic mineralization and to cover the anticipated administrative cost.
4. We note your disclosure in the last sentence of the second paragraph of this risk factor that even after completing all proposed exploration, you will not know if you have a commercially viable mineral deposit. It is unclear why you would not know whether you have a commercially viable mineral deposit after completing all proposed exploration. What more do you need to do to make this determination? Please expand your disclosure, here and in your plan of operations, to clarify accordingly.

Because of the speculative nature..., page 7
5. Given your disclosure that "in all probability," the Surprise Lake property does not contain any reserves, it appears highly likely that you will be unable to complete your business plan, as you state in the last sentence. Please expand your disclosure to specifically disclose what you will do if the Surprise Lake property does not contain any reserves and you are unable to complete your business plan.

Organization Within Last Five Years, page 18
6. We note your disclosure under "Certain Relationships And
Related
Transactions" on page 23 that Ted Burylo is your sole promoter.
Please provide the disclosure required by Item 404(d) of Regulation
S-B, as applicable.

Description of Business, page 18

Geological Assessment Report: Surprise Lake Property, page 19
7. Please provide us with a copy of the geological assessment report prepared by Erik A. Ostensoe.




Compliance with Government Regulation, page 20
8. Please name the governmental authorities and agencies
applicable
to the exploration of minerals in Canada generally, and in British Columbia, specifically.
9. We note your disclosure that you have "[b]udgeted for
regulatory
compliance costs in the proposed work program...."  Please
quantify
the amount budgeted for the compliance costs. We also note your disclosure that you will sustain costs of reclamation and environmental remediation, but that these costs are not known at this time. Please disclose estimates of these costs to the extent possible.
Plan of Operations, page 22
10. Please revise your disclosure to define all technical or industry-specific terms, the first time they appear, so that they are easily understood by one not familiar with your business or industry.
For example, we note your use of "seismic refraction survey" and "electromagnetic, magnetic, resistivity and induced polarization survey."
11. Given that you are currently in the development stage, please disclose the events or milestones that you will need to accomplish, in order to implement your business plan and achieve revenues in the next twelve months. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone.
12. Please disclose the information required by Item 303(c) of Regulation S-B, as applicable.

No Public Market for Common Stock, page 23
13. Please indicate if you have taken any steps to engage a market-maker to apply for quotation on the OTC Bulletin Board on your behalf. Assuming you have engaged a market-maker, clarify how long it takes to make an application and have your securities quoted on the OTC Bulletin Board. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.
14. You indicate there can be no assurance that a public market for your common stock will ever materialize. Please also indicate that there can be no assurance that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.


Financial Statements

General
15. Please revise the document to include audited financial statements as of March 31, 2005. Further updating of interim financial statements may be required to comply with Rule 310(g) of Regulation S-B. We would expect the cumulative data required by SFAS
7 to be covered by the audit report in the updated audited financial statements.

Exhibits, page 50

Legality Opinion
16. We note that the legality opinion refers to AAA Minerals Inc, as opposed to the registrant. We further note that the legality opinion references the registration of 2,512,000 shares; however, the registration statement appears to be registering 2,710,000 shares. Please revise the legality opinion accordingly.
17. We note that you have filed a legality opinion prepared by Warren
J. Soloski, Esq. It appears, however, that Mr. Soloski is unable to provide a valid legality opinion as he is suspended from appearing or practicing before us as an attorney. Please see Release No. 51830 at www.sec.gov/litigation/admin/34-51930.pdf. Accordingly, please file a valid legality opinion with your amended filing.

Signatures
18. Please have your chief financial officer sign is this capacity.
See "Instructions for signatures" to Form SB-2.


* * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







	You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330, or Jim Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney
Advisor, at (202) 551-3338, or David Mittelman, Legal Branch
Chief,
at (202) 551-3214 with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	Ted Burylo
          Fax: (604) 681-7622



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Ted Burylo
Azzoro, Inc.
July 8, 2005
Page 1